
06019202

PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

4 December 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

GKN plc

- **Transaction in own shares**
- **Director/PDMR Shareholding**

For your information I enclose copies of the above announcements which were released on 1 December.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 0112061701-6639 (Transaction in own shares)
PRNUK 0112061500-0D41 (Director/PDMR Shareholding)

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Transaction in Own Shares
Released	17:03 01-Dec-06
Number	PRNUK-0112

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 1 December 2006 it purchased 300,000 of its ordinary shares at a price of 292.2p per share from UBS Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 36,559,142 of its ordinary shares in Treasury and has a total of 704,621,075 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

1 December 2006

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Free annual report
EXEMPTION NO.
82 - 5204

Company	GKN PLC
TIDM	GKN
Headline	Director/PDMR Shareholding
Released	15:02 01-Dec-06
Number	PRNUK-0112

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete the following in block capitals

1. Name of the issuer

   GKN PLC

2. State whether the notification relates to:

   (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

   (ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (I) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(A)

3. Name of the person discharging managerial responsibilities/director

   ARTHUR CONNELLY - PDMR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   NOTIFICATION IN RESPECT OF PERSON NAMED IN 3. ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 50P EACH

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

   ARTHUR CONNELLY

8. State the nature of the transaction

   EXERCISE OF OPTION UNDER THE GKN SAYE SHARE OPTION SCHEME FOLLOWING MATURITY

9. Number of shares, debentures or financial instruments relating to shares acquired

   4,028

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.00057%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    £2.29 (OPTION PRICE PER SHARE)

14. Date and place of transaction

    1 DECEMBER 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    22,706 SHARES, 0.00322%

16. Date issuer informed of transaction

    1 DECEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following:

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

TANYA STOTE 01527 533295

Name and signature of duly authorised officer of issuer responsible for making notification

TANYA STOTE

Date of notification

1 DECEMBER 2006

END

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